VP 3-12-02



02006791

AK



RECEIVED MAR 01 2002 352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALUBOND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 PIEDMONT CENTER, STE. 300
(No. and Street)

ATLANTA (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM L. NICHOLS 404-260-5300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

303 PEACHTREE ST., NE, STE. 2000 (Address) ATLANTA (City) GA (State) 30308 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VP 3-19-02

OATH OR AFFIRMATION

I, WILLIAM L. NICHOLS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALUBOND SECURITIES, INC., as of 12/31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

Notary Public, Cobb County, Georgia
My Commission Expires July 5, 2004

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG


RECEIVED
MAR 01 2002

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Financial Statements and Supplementary Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)



303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308


MAR 01 2002

Independent Auditors' Report

The Board of Directors
Valubond Securities, Inc.:

We have audited the accompanying statements of financial condition of Valubond Securities, Inc. (a wholly owned subsidiary of Valubond, Inc.) as of December 31, 2001 and 2000 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valubond Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1(b) to the financial statements, the Company's Parent has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue to support the Company as a going concern. Management's plans in regard to these matters are also described in note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

February 1, 2002



KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents	$	1,915,358	1,025,484
Commissions receivable		57,481	4,965
Subscriptions receivable, less allowance for doubtful accounts of $51,300		520,881	—
Deposit with clearing organization		50,694	50,213
Due from Parent		—	100,000
Total assets	$	2,544,414	1,180,662
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	28,945	4,308
Deferred revenue		298,644	—
Due to Parent		1,390,122	134,286
Total liabilities		1,717,711	138,594
Stockholder's equity:			
Common stock, no par value, $0.01 stated value; authorized 10,000,000 shares, issued and outstanding 2,000,000 shares		20,000	20,000
Additional paid-in capital		940,756	1,055,000
Accumulated deficit		(134,053)	(32,932)
Total stockholder's equity		826,703	1,042,068
Contingencies (note 5)			
Total liabilities and stockholder's equity	$	2,544,414	1,180,662

See accompanying notes to financial statements.

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Statements of Operations

Years ended December 31, 2001 and 2000

		2001	2000
Revenue:			
Subscription revenue	$	956,118	—
Trading fees and commissions		330,017	59,850
Total revenue		1,286,135	59,850
Costs and expenses:			
Sales and marketing expenses		1,118,706	134,441
Clearing and settlement costs		119,431	6,236
General and administrative expenses		117,200	—
Royalty fees for software		76,270	—
Total operating expenses		1,431,607	140,677
Loss from operations		(145,472)	(80,827)
Interest income		44,351	47,188
Income taxes		—	—
Net loss	$	(101,121)	(33,639)

See accompanying notes to financial statements.

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Statements of Stockholder's Equity

Years ended December 31, 2001 and 2000

	Shares issued		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balances at December 31, 1999	1,000,000	$	10,000	65,000	707	75,707
Common stock issuance	1,000,000		10,000	990,000	—	1,000,000
Net loss	—		—	—	(33,639)	(33,639)
Balances at December 31, 2000	2,000,000		20,000	1,055,000	(32,932)	1,042,068
Assumption of deferred revenue obligation from Parent	—		—	(114,244)	—	(114,244)
Net loss	—		—	—	(101,121)	(101,121)
Balances at December 31, 2001	2,000,000	$	20,000	940,756	(134,053)	826,703

See accompanying notes to financial statements.

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net loss	$	(101,121)	(33,639)
Adjustments to reconcile net loss to net cash used in operating activities:			
Allowance for doubtful accounts		51,300	—
Changes in operating assets and liabilities:			
Commissions receivable		(52,516)	(4,965)
Subscriptions receivable		(572,181)	—
Deposit with clearing organization		(481)	(50,213)
Accounts payable and accrued expenses		24,637	4,308
Deferred revenue		184,400	—
Net cash used in operating activities		(465,962)	(84,509)
Cash flows from investing activities:			
(Advances to) repayments from Parent		100,000	(100,000)
Cash flows from financing activities:			
Issuance of common stock		—	1,000,000
Increase in due to Parent		1,255,836	134,286
Net cash provided by financing activities		1,255,836	1,134,286
Net increase in cash and cash equivalents		889,874	949,777
Cash and cash equivalents at beginning of year		1,025,484	75,707
Cash and cash equivalents at end of year	$	1,915,358	1,025,484
Supplemental disclosure of noncash activity:			
Assumption of deferred revenue obligation from Parent	$	114,244	—

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Valubond Securities, Inc. (Valubond or the Company) is a wholly owned subsidiary of Valubond, Inc. (the Parent). The Company is registered as a nonclearing broker-dealer under the Securities Exchange Act of 1934. Its services include distribution of new issues of fixed income securities, providing a neutral secondary market place, and providing educational tools and information.

During 2001, the Parent acquired Bond Express, Inc. The Parent integrated the securities operations of the Company with Bond Express, Inc. As part of the integration of the securities operations, the Company assumed the deferred revenue obligation from Bond Express, Inc. amounting to $114,244. The result of this transaction was to reduce additional paid-in capital by the same amount.

(b) Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Parent has incurred losses in 2001 and 2000 and has an accumulated deficit at December 31, 2001. As a result, and given the Parent's limited history, there is substantial doubt that the Parent will be able to continue as a going concern and be able to support the Company.

The Company's continuation as a going concern is dependent upon the Parent's ability to generate cash flow sufficient to meet its obligations from operational revenue, expense reductions, and/or obtaining additional capital from third parties. Management of the Parent intends and believes that it has the ability to achieve positive cash flow from operations by reducing expenditures, without the need for revenue growth or additional capital investment from outside sources. Notwithstanding this plan, management of the Parent intends to improve cash flow during 2002 through increasing revenue, managing expenses, and obtaining equity capital from third parties. The financial statements do not include any adjustments relating to the recoverability and/or classification of liabilities that might be necessary should the Company's Parent be unable to continue as a going concern.

(c) Revenue Recognition

Subscription revenue represents the fees earned on a contractual basis for subscription access to the Valubond website. The Company recognizes subscription revenue ratably over the subscription period.

Trading revenue and commission fees represent the fees charged on a per-transaction basis for trades made through the Valubond website combined with the fees charged on a contractual basis for the distribution of new issues of fixed income securities. Trading revenue and commission fees are recognized on a trade-date basis.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

(e) Income Taxes

The Company's operating results are included in the consolidated income tax returns of the Parent. The Parent allocates income taxes to the Company as if the Company were filing a separate income tax return with no graduated rates.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $535,131 which was $435,131 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 2.65 to 1.

(3) Income Taxes

Income tax expense attributable to income before income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

		2001	2000
Computed expected tax benefit	$	(34,381)	(11,437)
State income tax benefit, net of Federal income tax effect		(6,331)	(1,598)
Change in valuation allowance		40,712	12,909
Other, net		—	126
	$	—	—

(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2001 and 2000 are presented below:

		2001	2000
Deferred income tax assets – net operating loss	$	53,621	12,909
Less valuation allowance		53,621	12,909
Net deferred tax assets	$	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, available income tax carrybacks, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are expected to be deductible, management believes it is likely that the Company will not realize the benefits of these amounts in the near future.

(4) Transactions with Parent

On December 27, 2000, the Company entered into a promissory note agreement with the Parent, whereby the Company agreed to lend a maximum of $900,000 at a rate of 9% per annum to the Parent. As of December 31, 2000, the Parent had drawn $100,000 on the note agreement. The principal amount and accrued interest was repaid during fiscal 2001.

Operating expenses recognized on transactions with the Parent during 2001 include $589,756 for salaries and benefits and $589,810 for corporate overhead allocations. These amounts are reflected as due to Parent as of December 31, 2001. Due to Parent also includes royalty fees of $76,270 charged by the Parent for use of its technology in operating activities.

(5) Contingencies

From time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

(6) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and 2000 and during the periods then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

VALUBOND SECURITIES, INC.

(A Wholly Owned Subsidiary of Valubond, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Aggregate indebtedness – accounts payable and accrued expenses	$ 1,419,067
Stockholder's equity:	
Common stock	$ 20,000
Additional paid-in capital	940,756
Accumulated deficit	(134,053)
Total stockholder's equity qualified for net capital	826,703
Deductions and/or charges:	
Haircuts	2,337
Nonallowable assets:	
Accounts receivable	222,237
Due from broker/dealers	16,998
Deposit with clearing organization	50,000
Net capital	535,131
Minimum capital required to be maintained (greater of $100,000 or 6-2/3% of aggregate indebtedness of $1,419,067)	100,000
Net capital in excess of requirement	$ 435,131
Ratio of aggregate indebtedness to net capital	2.65 to 1

See accompanying independent auditors' report.

Schedule 2

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of Valubond, Inc.)

Exemption Pursuant to Rule 15c3-3

December 31, 2001

The Company claims an exemption from Rule 15c3-3 under the following section:

(k)(2)(B) – All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

See accompanying independent auditors' report.